SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)

(Amendment No. )*

chatAND, Inc.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

161712104

(CUSIP Number)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
(Page 1 of 10 Pages)
_____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	161712104	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FBE Finvest LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,014,931
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,014,931
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,931
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No.	161712104	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FBE Limited LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,014,931 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,014,931 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,931 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18%
12.	TYPE OF REPORTING PERSON* OO

________________
(1)  Comprised of shares owned directly by FBE Finvest LLC.

CUSIP No.	161712104	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Abraham H. Fruchthandler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,014,931 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,014,931 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,931 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18%
12.	TYPE OF REPORTING PERSON* IN

________________
(1)  Comprised of shares owned directly by FBE Finvest LLC.

Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer.

chatAND, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

244 5th Avenue, Suite C68
New York, NY  10001

Item 2.

(a)	Name of Person Filing.

This Schedule 13G is being filed by FBE Finvest LLC, FBE Limited LLC and Abraham H. Fruchthandler (collectively, the “Reporting Persons”).  See Item 4 below.

(b)	Address of Principal Business Office or, if none, Residence.

The principal business address of the Reporting Persons is:

111 Broadway
20th Floor
New York, New York  10006

(c)	Citizenship.

FBE Finvest LLC; New York
FBE Limited LLC; Delaware
Abraham H. Fruchthandler; United States

(d)	Title of Class of Securities.

Common Stock, par value $.00001 per share

(e)	CUSIP Number.

161712104

Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

2,014,931 shares of common stock owned directly by FBE Finvest LLC. FBE Finvest LLC is wholly-owned by FBE Limited LLC and Abraham H. Fruchthandler is a manager of FBE Finvest LLC and FBE Limited LLC.  Accordingly, FBE Limited LLC and Mr. Fruchthandler may be deemed to beneficially own the shares held by FBE Finvest LLC.

(b)	Percent of Class.

5.18%

(c)	Number of shares as to which each such person has

	(i)	sole power to vote or to direct the vote:	FBE Finvest LLC: 0 FBE Limited LLC 0 Abraham H. Fruchthandler 0

	(ii)	shared power to vote or to direct the vote:	FBE Finvest LLC 2,014,931 FBE Limited LLC 2,014,931 Abraham H. Fruchthandler 2,014,931

Page 7 of 10 Pages

(iii)	sole power to dispose or to direct the disposition of:	FBE Finvest LLC: 0 FBE Limited LLC 0 Abraham H. Fruchthandler 0

(iv)	shared power to dispose or to direct the disposition of:	FBE Finvest LLC 2,014,931 FBE Limited LLC 2,014,931 Abraham H. Fruchthandler 2,014,931

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein.  No such person or persons other than the Reporting Persons has such powers with respect to greater than 5% of the outstanding Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 8 of 10 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 30, 2015

FBE Finvest LLC

By:	/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler, Manager

FBE Limited LLC

By:	/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler, Manager

/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 9 of 10 Pages

EXHIBIT A

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned’s ownership of securities of chatAND, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

March 30, 2015

FBE Finvest LLC

By:	/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler, Manager

FBE Limited LLC

By:	/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler, Manager

/s/ Abraham H. Fruchthandler
Abraham H. Fruchthandler

Page 10 of 10 Pages

EXHIBIT B

Due to the relationship between them, the Reporting Person may be deemed to constitute a Section 13(d) group with one another.